Exhibit 99.1
Nippon Steel agrees to sell its interest in Calvert to ArcelorMittal, at the request of NSC pursuant to its agreed acquisition of US Steel

11 October 2024, 08:30 CET

ArcelorMittal (the “Company”, “Group”) announces it has entered into a definitive Equity Purchase Agreement (the “Agreement”) with Nippon Steel Corporation (“NSC”) pursuant to which ArcelorMittal will purchase NSC’s 50% equity interest in the AM/NS Calvert Joint Venture (the “Transaction”). The Transaction has been entered in to at the request of NSC to address regulatory concerns pursuant to its agreed acquisition of US Steel. The Transaction is subject to NSC completing its pending acquisition of US Steel, which is subject to various other regulatory requirements.

Under the terms of the agreement, ArcelorMittal will pay $1 consideration for the Transaction; further, NSC will inject cash and forgive partner loans in an amount estimated to be approximately $0.9 billion.
There are no assurances or guarantees that NSC will complete its acquisition of US Steel. Should NSC not complete its acquisition of US Steel, then the Agreement will not come into effect and the AM/NS Calvert Joint Venture will continue.

Background on AM/NS Calvert
A Joint Venture between ArcelorMittal and NSC acquired Thyssen Krupp USA in February 2014.

Calvert is the most capable finishing facility in North America, supplying the highest quality steel solutions to the most demanding customers in the region:
State-of-the-art hot strip mill (HSM) designed to roll advanced high strength steels (AHSS), Line Pipe & Stainless products
Continuous Pickling Line (CPS) and coupled Pickle Line-Tandem Cold Mill (PLTCM) optimized for auto production (including exposed)
Coating Lines, galvanized and aluminized, which can supply advanced automotive grades including Gen3 AHSS and Press Hardened Steel (PHS)
The new 1.5mtpa electric arc furnace (EAF) currently under construction, integrated with ArcelorMittal’s HBI facility in Texas, will enable Calvert to supply automotive customers with lower CO2 embodied steel, melted and poured in the United States of America.
With more investments under consideration – a second EAF and a Non-Grain Oriented Electrical Steels line – Calvert will continue to fulfil its critical role in supplying domestic manufacturing industries.
ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia, including India, through its joint venture AM/NS India.

ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com.

Contact information ArcelorMittal Investor Relations

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Contact information ArcelorMittal Corporate Communications
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